TIOMIN RESOURCES INC.

05012396

82-3430

PRESS RELEASE

RECEIVED
2005 NOV -8 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

**Tiomin Resources Announces Financing of Cdn $6 Million**
**Over-Allotment Provision to Increase to Cdn $8.5 Million**

PROCESSED
NOV 1 2005
THOMSON FINANCIAL

**Toronto, Canada. November 2, 2005.** Tiomin Resources Inc. (TSX: TIO) is pleased to announce that it has entered into an agreement led by Paradigm Capital Inc. and including Sprott Securities Inc. and Desjardins Securities Inc. to raise Cdn $6 million through a fully marketed private placement of Units priced at $0.40 per Unit. Each Unit will consist of one common share and one half of one common share purchase warrant (a "Purchase Warrant"). Each whole Purchase Warrant is exercisable into one common share of Tiomin at $0.50 per share for a period of 18 months after closing. The issue is subject to an over-allotment provision for the purchase of up to an additional 6,250,000 Units or Cdn $2.5 million. Purchasers of Units will also receive one half of one bonus warrant (a "Bonus Warrant") with each Unit purchased. Subject to certain exceptions, each Bonus Warrant will entitle the holder thereof to acquire one common share if Tiomin announces the issue of common shares or other securities at a price less than the price of this Offering during the period ending four months from the Closing Date. The Bonus Warrants will be exercisable at $0.50 for a period of 18 months. The transaction is expected to close on or before November 29, 2005 and is subject to regulatory approval.

Net proceeds from the issue will be largely applied towards the Kwale titanium mineral sands project in Kenya as it prepares to enter the construction phase, as well as general corporate purposes.

On October 17, 2005, Tiomin announced that SRK Consulting (UK) Ltd. ("SRK") has completed its Independent Review of the Kwale Titanium Mineral Sands Project in Kenya which has been commissioned by Barclays Capital for the benefit of potential lenders to the project. The SRK Review confirmed technical and economic viability of Tiomin's Kwale titanium project. As a result of SRK's favourable report, Barclays Capital will proceed in advising Tiomin with the project financing to raise the debt portion of the approximately US$165 million capital cost (excluding capitalized financing costs). Based on the current capital scenario, the Kwale project has the potential to be one of the lowest cost titanium mining operations in the world, generating cash flow in excess of US$40 million annually for the first six years of operation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities law and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable laws or any exemption from such registration is available.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISEMINATION IN THE U.S.

**For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Donna Yoshimatsu, Investor Relations ext. 222. Visit the Company's website at www.tiomin.com.**

dlw 11/8

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.